UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 11-K
____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from              to

Commission File Number 001-35871

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westbury Bank 401(K) Profit Sharing Plan
200 South Main Street
West Bend, WI 53095

B.    Westbury Bank
200 South Main Street
West Bend, WI 53095

Westbury Bank 401(k) Profit Sharing Plan

Contents
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Schedule H, line 4i Schedule of Assets	12
Exhibit Index
23.1 Consent of Independent Registered Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Sponsor Committee
Westbury Bank 401(k) Profit Sharing Plan
West Bend, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Westbury Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year), as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Indianapolis, Indiana
June 22, 2015

Westbury Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets

Investments at fair value:
Shares of registered investment companies	$8,422,647	$8,748,428
Shares of company stock - unitized	1,056,971	1,031,285
Collective investment trust	1,100,657	1,435,865
	10,580,275	11,215,578
Receivables:
Notes receivable from participants	10,244	26,367
	10,244	26,367

Net assets available for benefits	10,590,519	11,241,945

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(15,308)	(11,432)

Net assets available for benefits	$10,575,211	$11,230,513

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

2014
Additions
Investment income:
Net appreciation in fair value of:
Shares of registered investment companies	$923
Shares of company stock - unitized	155,617
Collective investment trust	12,271
Interest and dividends	571,048
Total investment income	739,859

Interest income on notes receivable from participants	605
Contributions:
Participant	395,477
Employer	175,220
Total contributions	570,697

Total additions	1,311,161
Deductions
Benefits paid to participants	1,925,963
Administrative expenses	40,500
Total deductions	1,966,463

Net decrease	(655,302)

Net assets available for benefits:
Beginning of year	11,230,513

End of year	$10,575,211

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1. Description of Plan

The following description of the Westbury Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Westbury Bank (the Company) who, effective January 1, 2012, have completed six months of service and are age 21 or older. Prior to January 1, 2012, employees were required to complete one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum percentage allowable, not to exceed certain limits, as defined in the Plan, and provided these contributions will not cause the Plan to exceed the discrimination limits. If participant contributions cause the Plan to exceed the 401(k) discrimination limits, excess contributions will be refunded to participants. The Plan has an automatic deferral feature whereby the Company automatically withholds 3% of compensation from eligible employees each payroll period and contributes that amount to the Plan as an elective deferral unless the employee makes a contrary election. The automatic deferral increases one percent each year until six percent is reached. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company has elected to make a safe harbor matching contribution equal to 100 percent of participant contributions up to the first 1 percent of participant compensation contributed to the Plan plus 50 percent of the next 5 percent of participant compensation contributed to the Plan. The Company may also contribute, on a discretionary basis, a profit sharing contribution. For 2013 and 2014, the Company made no such profit sharing contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of continuous service. For pre-2010 matching and pre-2010 and post-2010 discretionary contributions, a participant is 100 percent vested after six years of credited service, upon death, total disability, or attainment of age of 65, with the exception of the funds transferred in from the Continental Savings Bank 401(k) Plan in 2009. With regard to employer contributions of the Continental Savings Bank 401(k) Plan, a participant is 100 percent vested after three years of continuous service. For safe harbor contributions, which began in 2010, a participant is 100 percent vested after two years of credited service, upon death, total disability or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options at any time, with certain limitations.

Notes Receivable from Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50 percent of their vested account balance. Participants may not have more than one note outstanding at one time. Notes are secured by the balance in the participant’s account and bear interest at one percent above the prime rate. Interest rates were 4.25 percent at December 31, 2014. Note maturities shall not exceed five years, except for the purchase of a primary residence which has a maximum term of fifteen years. Principal and interest are paid ratably through payroll deductions.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Payment of Benefits: On termination of service due to death, disability, retirement, or termination, a participant may elect to receive an amount equal to the participant’s vested account balance. All distributions from the Plan will be made either as a lump-sum payment of the vested account balance, installment payments for a specified term, not to exceed the assumed life expectancy, or ad hoc distributions whereby a participant may request a distribution for some or all of their vested account balance. In-service and hardship withdrawals are also permitted as specified in the plan agreement.

Forfeited Accounts: At December 31, 2014 and 2013, forfeited, non-vested accounts totaled $189 and $211, respectively. These accounts will be used to reduce future employer contributions. In 2014, employer contributions were reduced by approximately $4,800 from forfeited, non-vested accounts.

Note 2. Summary of Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective investment trust. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The 401(k) Plan Sponsor Committee determines the Plan’s valuation policies utilizing information provided by the investment custodian. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Payment of Benefits: Distributions are recorded when paid.

Note 3. Investments

The following table presents the Plan’s investments that represent 5 percent or more of net assets available for benefits as of December 31:

	2014	2013
Investments at fair value determined by quoted market prices:
Shares of registered investment companies:
Dodge & Cox Stock Fund	$647,644	$626,283
Fidelity Advisor New Insights Fund - A	603,123	625,581
Oakmark Equity and Income Fund - I	1,048,021	1,124,772
T. Rowe Price Capital Appreciation Fund	1,245,285	1,260,107
Blackrock Global Allocation Fund - A	734,693	810,027

Shares of company stock - unitized:	1,056,971	1,031,285

Investments as determined by the trust's sponsor:
Collective investment trust:
Stable Return Premier Fund, at fair value	1,100,657	1,435,865
Stable Return Premier Fund, at contract value	1,085,349	1,424,433

Note 4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. The funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

Shares of Company Stock: Shares of Westbury Bancorp, Inc. common stock are held in a unitized fund, which means that participants do not own shares of the Company's stock directly but rather own an interest in a unitized fund. The fund consists of Westbury Bancorp, Inc. common stock and a cash equivalent for liquidity purposes. The fund is valued using the quoted market price of the stock, plus the value of any cash equivalent.

Collective Investment Trust: Valued based on the NAV of units of the collective investment trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	2014
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies:
Large Cap Value	$647,644	$—	$—	$647,644
Mid Cap Value	405,094	—	—	405,094
Large Cap Growth	603,123	—	—	603,123
Mid Cap Blend	442,155	—	—	442,155
Moderate Allocation	2,293,306	—	—	2,293,306
Large Cap Blend	219,031	—	—	219,031
Small Cap Value	173,917	—	—	173,917
Small Cap Blend	233,737	—	—	233,737
Foreign Large Cap Blend	333,973	—	—	333,973
Foreign Large Cap Growth	328,897	—	—	328,897
Diversified Emerging Markets	113,080	—	—	113,080
Intermediate Term Bond	417,831	—	—	417,831
World Bond	441,715	—	—	441,715
Inflation-Protected Bond	304,262	—	—	304,262
World Allocation	734,693	—	—	734,693
Natural Resources	241,678	—	—	241,678
Real Estate	238,308	—	—	238,308
Target Date	250,203	—	—	250,203

Shares of company stock - unitized:	1,056,971	—	—	1,056,971
Collective investment trust:
Stable Value	—	1,100,657	—	1,100,657

Total investments at fair value	$9,479,618	$1,100,657	$—	$10,580,275

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

	2013
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies:
Large Cap Value	$626,283	$—	$—	$626,283
Mid Cap Value	390,195	—	—	390,195
Large Cap Growth	625,581	—	—	625,581
Mid Cap Blend	424,779	—	—	424,779
Moderate Allocation	2,384,879	—	—	2,384,879
Large Cap Blend	240,656	—	—	240,656
Small Cap Value	192,429	—	—	192,429
Small Cap Blend	264,891	—	—	264,891
Foreign Large Cap Blend	357,695	—	—	357,695
Foreign Large Cap Growth	361,625	—	—	361,625
Diversified Emerging Markets	158,746	—	—	158,746
Intermediate Term Bond	420,826	—	—	420,826
World Bond	457,650	—	—	457,650
Inflation-Protected Bond	341,705	—	—	341,705
World Allocation	810,027	—	—	810,027
Natural Resources	290,990	—	—	290,990
Real Estate	198,855	—	—	198,855
Target Date	200,616	—	—	200,616

Shares of company stock - unitized:	1,031,285	—	—	1,031,285
Collective investment trust:
Stable Value	—	1,435,865	—	1,435,865

Total assets at fair value	$9,779,713	$1,435,865	$—	$11,215,578

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2014 and 2013:

	2014
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value (a)	$1,100,657	$—	Immediate	365 days (b)

	2013
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value (a)	$1,435,865	$—	Immediate	365 days (b)

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

(a)
The objective of the Stable Value fund is to protect principal while providing a higher rate of return than shorter term investments such as money market funds. The fund primarily invests in security backed contracts from a pool of investments issued by insurance companies, banks, or other financial institutions. The fund targets a weighted average duration range of 2.5 - 3.5 years for its underlying securities to enhance credit quality, diversification and investment returns.

(b)	Applicable only to Plan Sponsor initiated withdrawals.

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2014, there were no transfers between levels.

Note 5. Related-Party Transactions

The Plan paid all significant administrative expenses in 2014. Total expenses paid by the Plan to the Wilmington Trust, the trustee, were approximately $9,500, and Newport Group, the recordkeeper, were approximately $23,300. Certain accounting and administrative functions are performed by officers or employees of the Company for which no compensation is received from the Plan. Additionally, a portion of the Plan's assets are invested in common stock of the Company. All investment in the common stock of the Company is at the discretion of the participant.

Note 6. Income Tax Status

Effective January 1, 2012, the Company adopted a prototype non-standardized 401(k) plan sponsored by Newport Retirement Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the prototype plan received the opinion letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by U.S. federal, state, or local tax authorities for years before 2011.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2014	2013

Net assets available for benefits per the financial statements:	$10,575,211	$11,230,513
Shares of registered investment companies	(16,749)	—
Benefits paid to participants	(1,577)	—
Administrative expenses	(2,488)	—
Investments - collective investment trust	(15,308)	(11,432)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,308	11,432
Investments	10,244	26,367
Notes receivable from participants	(10,244)	(26,367)

Net assets available for benefits per Form 5500	$10,554,397	$11,230,513

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2014 to Form 5500:

Net decrease in net assets available for benefits per the financial statements:	$(655,302)
Investment income	(16,749)
Benefits paid to participants	(1,577)
Administrative expenses	(2,488)

Net decrease in net assets available for benefits per the Form 5500	$(676,116)

Note 9. Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

	Westbury Bank 401(k) Profit Sharing Plan

	EIN: 39-0698030
	Plan Number: 002

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2014
		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
		Shares of registered investment companies:
	Artisan Funds	Global Value Fund - A	*	$333,973
	Blackrock	Global Allocation Fund - A	*	734,693
	Dodge & Cox	Stock Fund	*	647,644
	Dodge & Cox	International Stock Fund - A	*	328,897
	Deutsche	Real Estate Securities Fund - A	*	238,308
	Fidelity	Advisor New Insights Fund - A	*	603,123
	Heartland	Value Plus Fund	*	173,917
	JP Morgan	SmartRetire Target 2020 Fund	*	200,998
	JP Morgan	SmartRetire Target 2030 Fund	*	12,828
	JP Morgan	SmartRetire Target 2050 Fund	*	21,678
	JP Morgan	SmartRetire Income Fund	*	14,699
	Oakmark	Equity and Income Fund - I	*	1,048,021
	Oppenheimer	Developing Markets Y	*	113,080
	PIMCO	Total Return Fund - A	*	417,831
	T. Rowe Price	Small Cap Value Fund	*	233,737
	T. Rowe Price	Mid-Cap Value Fund	*	405,094
	T. Rowe Price	New Era Fund	*	241,678
	T. Rowe Price	Capital Appreciation Fund	*	1,245,285
	Templeton	Global Bond Fund	*	441,715
	Vanguard	Inflation Protected Securities Fund	*	304,262
	Vanguard	500 Index Fund	*	219,031
	Vanguard	Mid Cap Index Fund	*	442,155
				8,422,647
		Common stock:
	Westbury Bancorp, Inc.	Westbury Bancorp, Inc. Unitized Stock	*	1,056,971
		Collective investment trust:
	Wells Fargo	Stable Return Premier Fund	*	1,085,349	**
**	Participants	Notes receivable from participants (interest rate
		at 4.25%; maturing April 2015 to December 2018)	*	10,244
				$10,575,211
*	Not applicable for participant-directed investments.
**	This investment is presented at contract value to be consistent with the presentation in the Form 5500 filing.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westbury Bank 401(k) Profit Sharing Plan

Date:	June 22, 2015	By:	/s/ Kirk J. Emerich
Kirk J. Emerich, Plan Administrator